File No. 812-13623

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM SECTIONS 23(a), 23(b) AND 63 OF THE ACT, AND PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE ACT AND RULE 17d-1 UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4)

KOHLBERG CAPITAL CORPORATION
295 Madison Avenue, 6th Floor
New York, New York 10017

All Communications, Notices and Orders to:
Dayl W. Pearson
Chief Executive Officer
Kohlberg Capital Corporation
295 Madison Avenue, 6th Floor
New York, New York 10017

Copy to:
Michael G. Doherty, Esq.
Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY 10111

July 9, 2009

TABLE OF CONTENTS

			Page(s)

I. INTRODUCTION			1

II. KOHLBERG CAPITAL CORPORATION			2

A.	Background		2

B.	The Business of Kohlberg Capital		3

III. MANAGEMENT			4

A.	Kohlberg Capital’s Board of Directors		4

B.	Activities of the Non-Employee Directors		5

C.	The Non-Employee Directors		6

D.	Compensation of Directors		9

IV. KOHLBERG CAPITAL’S CURRENT INCENTIVE COMPENSATION			12

A.	Amended and Restated 2006 Plan		13

B.	The 2008 Non-Employee Director Plan		14

C.	Cash Bonus Program		17

D.	Restricted Stock Grants		18

V. REASON FOR REQUEST			20

A.	Compensation Practices in the Asset Management Industry		20

B.	Use of Restricted Stock		21

	1.	Developing Alignment in Business Plan, Shareholder Interests, and Non-Employee Director Interests	23

	2.	Matching Return Expectations	25

VI. APPLICABLE LAW AND NEED FOR RELIEF			25

VII. REQUESTED ORDER			28

VIII. KOHLBERG CAPITAL’S LEGAL ARGUMENTS			28

A.	Similarity to Issuances Currently Permitted under the 1940 Act for Non-Employee Directors		29

B.	Prior Commission Orders Relating to Non-Employee Director Compensation		30

	1.	Orders Relating to Use of Equity-Based Compensation by Business Development Companies	30

Table of Contents - i

	2.	Orders Relating to Use of Equity-Based Compensation by Internally-Managed Closed-End Investment Companies	31

C.	Standards for Exemption Under Section 6(c)		32

	1.	Necessary or Appropriate in the Public Interest	32

	2.	Consistency with the Protection of Investors	33

	3.	Consistency with the Purposes of the 1940 Act	36

D.	Standards for an Order Under Rule 17d-1		39

	1.	Consistency with the 1940 Act’s Policies and Purposes	39

	2.	Differences in Participation	40

IX. KOHLBERG CAPITAL’S CONDITIONS			40

X. PROCEDURAL MATTERS			42

A.	Communications		42

B.	Authorization		42

XI. EXHIBITS			43

Exhibits:

EXHIBIT A	AMENDED AND RESTATED NON-EMPLOYEE DIRECTOR PLAN

EXHIBIT B	RESOLUTION OF THE BOARD OF DIRECTORS OF KOHLBERG CAPITAL CORPORATION AUTHORIZING THE FILING OF THIS APPLICATION

RESOLUTION OF THE BOARD OF DIRECTORS OF KOHLBERG CAPITAL CORPORATION AUTHORIZING THE AMENDMENT AND RESTATEMENT OF THE NON-EMPLOYEE DIRECTOR PLAN

Table of Contents - ii

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of KOHLBERG CAPITAL CORPORATION 295 Madison Avenue, 6th Floor New York, New York 10017 File No. 812-13623 Investment Company Act of 1940, as amended

AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM SECTIONS 23(a), 23(b) AND 63 OF THE 1940 ACT, AND PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE 1940 ACT AND RULE 17d-1 UNDER THE 1940 ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4)

I.  INTRODUCTION

Kohlberg Capital Corporation (“Kohlberg Capital”), an internally managed, non-diversified, closed-end investment company that has elected to be regulated as a business development company (“BDC”)1 within the meaning of Section 54(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), hereby applies for an order of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the 1940 Act2 granting an exemption from Sections 23(a), 23(b) and 63 of the 1940 Act, and pursuant to Sections 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act3 authorizing certain joint transactions otherwise prohibited by Section 57(a)(4) (the “Order”).  The Order would permit Kohlberg Capital to issue shares of its restricted common stock as part of the compensation packages for the directors of Kohlberg Capital who are not officers or employees of Kohlberg Capital (the “Non-Employee Directors”) and future Non-Employee Directors.

1 Section 2(a)(48) generally defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.
2 Unless otherwise indicated, all section references herein are to the 1940 Act.
3 Unless otherwise indicated, all rule references herein are to rules under the 1940 Act.

II.  KOHLBERG CAPITAL CORPORATION

A.  Background

Kohlberg Capital was organized under the laws of the State of Delaware on August 8, 2006 and commenced investment operations in December 2006.  Kohlberg Capital is organized as a Delaware corporation and has its principal place of business in New York, New York.  Kohlberg Capital was originally organized as a Delaware limited liability company (Kohlberg Capital, LLC) and converted to a Delaware corporation pursuant to 8 Del. C. § 1-265 on December 11, 2006.  Kohlberg Capital elected to be regulated as a BDC pursuant to Section 54(a) of the 1940 Act on December 5, 2006.

On December 4, 2006, Kohlberg Capital filed with the Commission its registration statement on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”), in connection with its initial public offering of Common Stock (the “IPO”).  On December 12, 2006, the common stock of Kohlberg Capital (the “Common Stock”) began trading on the NASDAQ Global Select Market under the symbol “KCAP.”  Kohlberg Capital completed its IPO on December 15, 2006.  In connection with the IPO, Kohlberg Capital issued 13,500,000 shares of Common Stock at a price to the public of $15.00 per share, generating net proceeds to Kohlberg Capital of approximately $202,500,000.4  In addition, Kohlberg Capital has filed a shelf registration statement covering 87,555 shares of Common Stock outstanding prior to the IPO. Of these shares, 60,000 were sold in June 2007 and, accordingly, 27,555 shares remain registered for resale thereunder.  As of June 1, 2009, there were 21,743,470 shares of Kohlberg Capital’s Common Stock outstanding.5

4 Kohlberg Capital also issued 962,000 shares of Common Stock pursuant to the exercise by underwriters of their overallotment option for the IPO.
5 The Common Stock constitutes the only type of Kohlberg Capital voting security currently outstanding.

Kohlberg Capital currently has a seven member board of directors (the “Board”) of whom three are considered to be “interested persons” of Kohlberg Capital within the meaning of Section 2(a)(19) of the 1940 Act and four are not interested persons (the “Disinterested Directors”).  Kohlberg Capital has four Non-Employee Directors.  Currently Kohlberg Capital’s Non-Employee Directors are all Disinterested Directors, but it is possible that Kohlberg Capital may have Non-Employee Directors in the future who are interested persons of Kohlberg Capital.  As of June 1, 2009, Kohlberg Capital had twenty-six (26) employees.

B.  The Business of Kohlberg Capital

Kohlberg Capital is an internally managed, non-diversified closed-end management investment company that has elected to be treated as a BDC under the 1940 Act.  Kohlberg Capital elected to be treated as a regulated investment company, or RIC, as defined in Subtitle A, Chapter 1, under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), with the filing of its federal corporate income tax return for the year ended December 31, 2006.

Kohlberg Capital provides debt and equity growth capital to privately-held middle-market companies.  Kohlberg Capital’s investment objective is to generate current income and capital appreciation from the investments made by its middle market business in senior secured term loans, mezzanine debt and selected equity investments in privately-held middle market companies.  Kohlberg Capital originates its investments through its principal office located in New York.  While Kohlberg Capital’s primary investment focus will be on making loans to, and selected equity investments in, privately-held middle market companies, Kohlberg Capital may also invest capital in other investments such as loans to larger, publicly-traded companies, high-yield bonds, distressed debt securities and debt and equity securities issued by collateralized debt obligation funds managed by Katonah Debt Advisors L.L.C. (“Katonah Debt Advisors”), Kohlberg Capital’s wholly-owned portfolio company, or by other asset managers.  Kohlberg Capital also expects to receive distributions of recurring fee income and to generate capital appreciation from its investment in the asset management business of Katonah Debt Advisors.

III.           MANAGEMENT

A.            Kohlberg Capital’s Board of Directors

The business and affairs of Kohlberg Capital are managed under the direction of the Board.  To carry out this purpose, the Board is responsible for, among other things, overseeing the process by which investments are selected and managed, approving senior executives of Kohlberg Capital, the administration of management and the allocation of Kohlberg Capital’s resources.  The Board, including each Non-Employee Director, is also responsible for overseeing the management of Kohlberg Capital’s investment portfolio on an ongoing basis.  Each of the directors has experience in business and/or finance, which allows them to contribute guidance and analyses to management regarding Kohlberg Capital’s investments.

Regular meetings of the Board are held quarterly, and are generally expected to be lengthy and comprehensive.  Special meetings may be held from time to time when needed and vary in length depending on the circumstances.

B.            Activities of the Non-Employee Directors

In addition to their duties as directors generally, Kohlberg Capital and its management look to the Non-Employee Directors for advice on specific matters including, among other things, credit and underwriting policies, asset valuation and strategic direction.  The professional experiences and expertise of the Non-Employee Directors make them valuable resources for Kohlberg Capital’s management, which communicates regularly with the Non-Employee Directors on an individual basis.  The Non-Employee Directors regularly assist management with the hiring of and maintaining relationships with investment banking institutions.  Management also solicits their ideas and advice with respect to operational matters as well as potential investments and transactions.

In addition to their regular and special Board meetings, each of the Non-Employee Directors serves on at least one of the committees of the Board.  Messrs. Pastino, Jacobi and Cademartori serve on the audit committee.  Mr. Stevens serves on the valuation committee.  Messrs. Cademartori and Stevens serve on the compensation committee.  The audit committee is responsible for approving Kohlberg Capital’s independent accountants, reviewing with such independent accountants the plans and results of the audit engagement, approving professional services provided by the independent accountants, reviewing the independence of the independent accountants and reviewing the adequacy of Kohlberg Capital’s internal accounting controls.  The valuation committee is responsible for reviewing and recommending to the full Board the fair value of debt and equity securities that are not traded publicly.  The valuation committee may utilize the services of an independent valuation firm in arriving at the fair value of these securities.  The compensation committee determines compensation for Kohlberg Capital’s executive officers.

C.            The Non-Employee Directors

The following persons are the current Non-Employee Directors of Kohlberg Capital:

1.            Turney Stevens, Jr.

Mr. Stevens retired is the retired Chairman and Chief Executive Officer of Harpeth Companies, LLC, a diversified financial services company that is the parent company of Harpeth Capital, LLC and Harpeth Consulting, LLC.  Prior to founding Harpeth in 1999, Mr. Stevens was a founder and Chairman of Printing Arts America, Inc.  From 1986 to 1994, Mr. Stevens served in various capacities at Rodgers Capital Corporation, a middle market investment banking firm focused on mergers and acquisitions and private institutional equity transactions, including as President.  In 1973, Mr. Stevens founded PlusMedia, Inc., a magazine publishing company that he later sold to a public company in 1982.  Mr. Stevens began his career at Tennessee Securities, a Nashville investment banking firm, which was one of the region’s leaders in helping to capitalize early-stage and growth-stage companies.  Mr. Stevens graduated from David Lipscomb University in 1972 and received an Executive M.B.A. degree from the Owen Graduate School of Management at Vanderbilt University in 1981.  He currently serves as the Dean of the College of Business and Professor of Management at Lipscomb University. He is a 2007 graduate of the Directors’ College at the Anderson School of Management at UCLA and is certified as a public company director by Institutional Shareholder Services.

2.            Albert G. Pastino

Mr. Pastino is the Senior Managing Director at Amper Investment Banking (“AIB”), a NASD member investment bank focusing on private transactions for middle market companies.  He founded AIB in 2004. AIB focuses on capital formation, mergers and acquisitions and strategic advisory assignments.  After leaving an affiliate of Kohlberg & Co. in June 1997, Mr. Pastino worked as an investor, Chief Financial Officer and Chief Operating Officer at a variety of companies and was involved in all aspects of financial and general management, reporting and fundraising for a variety of companies, including Aptegrity, Inc., Bolt, Inc., AmTec, Inc. and Square Earth, Inc.  From 1976 to 1986, he was a partner at Deloitte & Touche LLP and was in charge of its Emerging Business Practice.  Mr. Pastino is a member of the Board of Directors of Critical Homecare Solutions Holdings, Inc. and a member of the Board of Directors and Finance Committee of New Eyes for the Needy, a not-for-profit organization headquartered in New Jersey.  Mr. Pastino is a graduate of Saint Joseph’s University and received an Executive M.B.A. degree from Fairleigh Dickinson University.  He also attended the Harvard Business School Executive Management Program for Small Business and is a certified public accountant.

3.            Michael Jacobi

Mr. Jacobi is the owner and President of Stable House, LLC, a company that is engaged in real estate development.  From 2001 to 2004, Mr. Jacobi served as the President, Chief Executive Officer and member of the board of directors of Katy Industries, Inc., a portfolio company of investment funds affiliated with Kohlberg & Co., which is involved in the manufacture and distribution of maintenance products.  Mr. Jacobi was the President and Chief Executive Officer of Timex Corporation from 1993 to 1999, and he was a member of the board of directors of Timex Corporation from 1992 to 2000.  Prior to 1993, he served Timex Corporation in senior positions in marketing, sales, finance and manufacturing. Mr. Jacobi received a B.S. from the University of Connecticut and he is a Certified Public Accountant.  Mr. Jacobi is currently a member of the board of directors of Webster Financial Corporation, Corrections Corporation of America and Sturm Ruger & Co.  He serves as the audit committee chairman of the board of directors of Webster Financial Corporation, Corrections Corporation of America and Sturm, Ruger & Co., Inc.

4.            Gary Cademartori

Mr. Cademartori is a partner in Wall Street Technology Group, LLC, a company engaged in financial and technology consulting and executive mentoring to create more value for companies involved in business change.  Previously, Mr. Cademartori was a financial consultant for less than one year and, from 1999 to 2005, a partner in Tatum CFO Partners, LLP, serving as the interim Chief Financial Officer and rendering financial consulting services for mid-market SEC reporting and privately-held companies.  From 1995 to 1998, Mr. Cademartori served in the capacity of Chief Financial Officer for Schrader-Bridgeport International, Inc.  Between 1981 and 1995, Mr. Cademartori served as the Chief Financial Officer of Charter Power Systems, Inc., Athlone Industries, Inc., Formica Corporation, and Butler International, Inc., all of which were mid-sized companies listed on the New York Stock Exchange.  Prior to 1981, Mr. Cademartori was an audit partner in Touche Ross & Co., an international accounting firm.  Mr. Cademartori received his M.B.A. degree in Finance and International Business from Seton Hall University and he is a certified public accountant.  He serves on the Small Business Advisory Committee of the Financial Accounting Standards Board, and on the board of directors of Marotta Controls, Inc.
Kohlberg Capital may add additional Non-Employee Directors from time to time.

D.            Compensation of Directors

As compensation for serving on the Board, each of Kohlberg Capital’s Non-Employee Directors receives an annual fee of $25,000, and the Board may make additional changes to their compensation from time to time.  Non-Employee Directors who serve on Board committees receive cash compensation in addition to the compensation they receive for service on the Board.  The chairperson of the audit committee receives an additional $10,000 per year and the chairperson of each other committee of the Board receives an additional $5,000 per year.  All committee members receive an additional $500 for each committee meeting they attend. Kohlberg Capital reimburses its directors for their reasonable out-of-pocket expenses incurred in attending Board meetings.  Kohlberg Capital did not grant cash compensation to Non-Employee Directors for the year ending December 31, 2008.  In addition, in lieu of cash compensation, Kohlberg Capital may make a quarterly direct stock grant to its Non-Employee Directors as contemplated by Commission Release No. IC-24083, Interpretive Matters Concerning Independent Directors of Investment Companies, October 14, 1999.  Pursuant to the 2008 Non-Employee Director Plan, Non-Employee Directors are not entitled to receive any severance or other type of payment upon termination of service as a director.  However, certain options issued under the 2008 Non-Employee Director Plan may remain outstanding for a specified period after the termination of Board service, unless the Non-Employee Director’s service was terminated for certain specified causes.

Pursuant to exemptive relief granted in 2008,6 Non-Employee Directors currently automatically receive stock options to purchase 5,000 shares of Common Stock each year on the date of the annual meeting of shareholders.  Subject to the issuance of the Order and approval by shareholders, Kohlberg Capital proposes to discontinue the issuance of stock options to Non-Employee Directors.  In place of such grants, Kohlberg Capital proposes to grant restricted stock (i.e., stock that, at the time of issuance, is subject to certain forfeiture restrictions, and thus is restricted as to its transferability until such forfeiture restrictions have lapsed) (the “Restricted Stock”), to Non-Employee Directors, as discussed in more detail below.

Kohlberg Capital has concluded that it must provide the Non-Employee Directors with additional incentives in order to attract and retain highly qualified and motivated individuals to assist in its development.  Kohlberg Capital believes that it is competing for qualified and motivated director candidates against non-BDC public companies which are permitted to offer equity compensation such as options and Restricted Stock.  Specifically, upon receipt of the Order and approval by shareholders, Kohlberg Capital proposes to issue Restricted Stock to Non-Employee Directors, thereby discontinuing the periodic issuance of stock options to Non-Employee Directors (as permitted pursuant to the Kohlberg Options Order).

6 Kohlberg Capital received an exemptive order in April 2008 (the “Kohlberg Options Order”) permitting it to grant stock options to directors of Kohlberg Capital who are not officers or employees of Kohlberg Capital pursuant to the 2008 Non-Employee Director Plan (as defined below).  See Kohlberg Capital Corporation, Investment Company Act Releases Nos. 28228 (March 28, 2008) (notice) and 28239 (April 23, 2008) (order).

Subject to the issuance of the Order and approval of the 2010 Amended and Restated Non-Employee Director Plan (defined below) by shareholders, Non-Employee Directors automatically would be granted 1,000 shares of Restricted Stock each year on the date of the annual meeting of shareholders (or meeting in lieu of the annual meeting of shareholders).  The shares shall immediately vest as to one-half of the Restricted Stock grant and as to the remaining one-half of the Restricted Stock grant on the earlier of (i) the first anniversary of such grant, or (ii) the date immediately preceding the next annual meeting of shareholders (or meeting in lieu of the annual meeting of shareholders), so that vesting for one hundred percent (100%) of the Restricted Stock grant shall occur one year after the date of grant; provided that the participant is then and since the date of grant has continuously been a Non-Employee Director (subject to Section 7 of the 2010 Amended and Restated Non-Employee Director Plan).  If the 2010 Amended and Restated Non-Employee Director Plan is approved by shareholders at a meeting other than an annual meeting of shareholders, the Non-Employee Directors shall automatically be granted a pro rata portion of the Restricted Stock grant on the date of such approval (i.e., each Non-Employee Director will receive a grant of Restricted Stock equal to the product of (x) the number of full months remaining until the next annual meeting of shareholders (or meeting in lieu of the annual meeting of shareholders) divided by twelve and (y) 1,000).  One-half of such pro rata grant will vest immediately and the remaining one-half of such pro rata grant will vest on the earlier of (i) the first anniversary of the preceding annual meeting of shareholders (or the preceding meeting in lieu of the annual meeting of shareholders), or (ii) the date immediately preceding the next annual meeting of shareholders (or the next meeting in lieu of the annual meeting of shareholders); provided that the participant is then and since the date of grant has continuously been a Non-Employee Director (subject to Section 7 of the 2010 Amended and Restated Non-Employee Director Plan).  In addition, a Non-Employee Director who is appointed to serve on the Board outside of the annual election cycle shall automatically be granted a pro rata portion of the Restricted Stock grant on the date of such appointment to the Board (i.e., such Non-Employee Director will receive a grant of Restricted Stock equal to the product of (x) the number of full months remaining until the next annual meeting of shareholders (or the next meeting in lieu of the annual meeting of shareholders) divided by twelve and (y) 1,000).  One-half of such pro rata grant will vest immediately and the remaining one-half of such pro rata grant will vest on the earlier of (i) the first anniversary of the preceding annual meeting of shareholders (or the preceding meeting in lieu of the annual meeting of shareholders), or (ii) the date immediately preceding the next annual meeting of shareholders (or meeting in lieu of the annual meeting of shareholders); provided that the participant is then and since the date of grant has continuously been a Non-Employee Director (subject to Section 7 of the 2010 Amended and Restated Non-Employee Director Plan).  The grants of Restricted Stock to Non-Employee Directors under the 2010 Amended and Restated Non-Employee Director Plan will be automatic (subject to the authority of the Board set forth in Section 9(b) of the 2010 Amended and Restated Non-Employee Director Plan to prevent or limit the granting of Restricted Stock) and will not be changed without Commission approval.

IV.  KOHLBERG CAPITAL’S CURRENT INCENTIVE COMPENSATION

Kohlberg Capital currently has two equity-based compensation plans, the Amended and Restated 2006 Equity Incentive Plan (the “Amended and Restated 2006 Plan”)7 and the 2008 Non-Employee Director Plan8, and a discretionary bonus program for Employees. Kohlberg Capital does not have a profit-sharing plan within the meaning of Section 57(n).9

7 Kohlberg Capital received an exemptive order in March 2008 (the “Kohlberg Restricted Stock Order”) permitting it to issue shares of its restricted common stock as part of the compensation for certain of its officers and employees and any future employees of Kohlberg Capital and future employees of its wholly owned consolidated subsidiaries pursuant to the Amended and Restated 2006 Plan.  See Kohlberg Capital Corporation, Investment Company Act Releases Nos. 28168 (February 25, 2008) (notice) and 28199 (March 24, 2008) (order).
8 See supra note 6.
9 No shares of Restricted Stock were or will be issued to Non-Employee Directors under the 2008 Non-Employee Director Plan.  Upon shareholder approval and the issuance of any Order, the 2010 Amended and Restated Non-Employee Director Plan will supersede the 2008 Non-Employee Director Plan and no further awards will be made pursuant to the 2008 Non-Employee Director Plan.

Kohlberg Capital proposes to amend and restate the 2008 Non-Employee Director Plan (as amended and restated, the “2010 Amended and Restated Non-Employee Director Plan” and, together with any Kohlberg Capital executive compensation plan that did, does or may in the future exist, the “Plans”) in the form set forth in Exhibit A hereto.  Upon receipt of the Order and approval of the 2010 Amended and Restated Non-Employee Director Plan by shareholders, Kohlberg Capital would discontinue the periodic issuance of stock options to Non-Employee Directors (as permitted pursuant to the Kohlberg Options Order), providing instead for the issuance of Restricted Stock to Non-Employee Directors.  Options issued prior to the effective date of the 2010 Amended and Restated Non-Employee Director Plan will remain outstanding in accordance with the terms of the 2008 Non-Employee Director Plan.  Kohlberg Capital currently intends to submit the 2010 Amended and Restated Non-Employee Director Plan to a vote of its shareholders at its next meeting of shareholders following the issuance of any Order.

A.  Amended and Restated 2006 Plan

Kohlberg Capital’s Board approved the Amended and Restated 2006 Plan for the purpose of attracting and retaining the services of officers, employees and employees of Kohlberg Capital’s wholly owned consolidated subsidiaries.10  Non-Employee Directors are not eligible to participate in the Amended and Restated 2006 Plan.  The Amended and Restated 2006 Plan was approved by the Board as a whole, including a majority of the Non-Employee Directors and the required majority as defined in Section 57(o) of the 1940 Act, by written consent on February 5, 2008.  There are 2,000,000 shares of Common Stock authorized for issuance under the Amended and Restated 2006 Plan.  Following Kohlberg Capital’s receipt of the Kohlberg Restricted Stock Order from the Commission, the Amended and Restated 2006 Plan was submitted for approval by Kohlberg Capital’s shareholders and was approved at the 2008 annual meeting of shareholders.  As of June 1, 2009, there were 334,250 shares of Restricted Stock outstanding to employees and officers of Kohlberg Capital.

10 Kohlberg Capital does not currently have any wholly owned consolidated subsidiaries.  Kohlberg Capital does not have any current plans to establish or acquire any wholly owned consolidated subsidiaries.  Kohlberg Capital’s wholly-owned portfolio company Katonah Debt Advisors is not consolidated with Kohlberg Capital for financial reporting purposes.

Under the Amended and Restated 2006 Plan, the Board may award incentive stock options within the meaning of Section 422 of the Code, or ISOs, and non-statutory options, or NSOs, to its employees.  As of June 1, 2009, there were no options outstanding to officers and employees pursuant to the Amended and Restated 2006 Plan.  Kohlberg Capital has not issued any warrants or rights to its Common Stock under the Amended and Restated 2006 Plan.

B.  The 2008 Non-Employee Director Plan

The Board approved the 2008 Non-Employee Director Plan by unanimous written consent on February 5, 2008 for the purpose of advancing the interests of Kohlberg Capital by providing for the grant of awards to eligible directors of Kohlberg Capital who are Non-Employee Directors.  As noted above in footnote 6 and the accompanying text, the Commission granted Kohlberg Capital exemptive relief in April 2008 permitting it to grant stock options to Non-Employee Directors under the 2008 Non-Employee Director Plan.  Shareholders subsequently approved the 2008 Non-Employee Director Plan at the 2008 annual meeting of shareholders.  There are 75,000 shares of Common Stock authorized for issuance under the 2008 Non-Employee Director Plan.11 As of June 1, 2009, there were options outstanding for 20,000 shares of Common Stock that had been issued to Non-Employee Directors.

11 The 75,000 shares of Common Stock authorized for issuance under the 2008 Non-Employee Director Plan represent 0.34% shares of Common Stock outstanding as of June 1, 2009.

Kohlberg Capital proposes to amend and restate the 2008 Non-Employee Director Plan to permit the issuance of shares of Restricted Stock to its Non-Employee Directors and to discontinue the issuance of options to its Non-Employee Directors.  There are 100,000 shares of Common Stock authorized for issuance under the 2010 Amended and Restated Non-Employee Director Plan, which would represent 0.46% shares of Common Stock outstanding as of June 1, 2009.  If the Commission issues the Order, and if shareholders approve the 2010 Amended and Restated Non-Employee Director Plan, Kohlberg Capital intends to award Restricted Stock to its Non-Employee Directors under the 2010 Amended and Restated Non-Employee Director Plan.  The 2010 Amended and Restated Non-Employee Director Plan would supersede the 2008 Non-Employee Director Plan and no additional options would be issued to Non-Employee Directors under the 2010 Amended and Restated Non-Employee Director Plan.  Options granted to Non-Employee Directors prior to the effectiveness of the 2010 Amended and Restated Non-Employee Director Plan would remain outstanding in accordance with the terms of the 2008 Non-Employee Director Plan.  The 2010 Amended and Restated Non-Employee Director Plan is attached to this application as part of Exhibit A.

Subject to the issuance of the Order and approval of the 2010 Amended and Restated Non-Employee Director Plan by shareholders, Non-Employee Directors automatically would be granted 1,000 shares of Restricted Stock each year on the date of the annual meeting of shareholders (or meeting in lieu of the annual meeting of shareholders).  The shares shall immediately vest as to one-half of the Restricted Stock grant and as to the remaining one-half of the Restricted Stock grant on the earlier of (i) the first anniversary of such grant, or (ii) the date immediately preceding the next annual meeting of shareholders (or meeting in lieu of the annual meeting of shareholders), so that vesting for one hundred percent (100%) of the Restricted Stock grant shall occur one year after the date of grant; provided that the participant is then and since the date of grant has continuously been a Non-Employee Director (subject to Section 7 of the 2010 Amended and Restated Non-Employee Director Plan).  If the 2010 Amended and Restated Non-Employee Director Plan is approved by shareholders at a meeting other than an annual meeting of shareholders, the Non-Employee Directors shall automatically be granted a pro rata portion of the Restricted Stock grant on the date of such approval (i.e., the Non-Employee Directors will receive a grant of Restricted Stock equal to the product of (x) the number of full months remaining until the next annual meeting of shareholders (or meeting in lieu of the annual meeting of shareholders) divided by twelve and (y) 1,000).  One-half of such pro rata grant will vest immediately and the remaining one-half of such pro rata grant will vest on the earlier of (i) the first anniversary of the preceding annual meeting of shareholders (or the preceding meeting in lieu of the annual meeting of shareholders), or (ii) the date immediately preceding the next annual meeting of shareholders (or the next meeting in lieu of the annual meeting of shareholders); provided that the participant is then and since the date of grant has continuously been a Non-Employee Director (subject to Section 7 of the 2010 Amended and Restated Non-Employee Director Plan).  In addition, a Non-Employee Director who is appointed to serve on the Board outside of the annual election cycle shall automatically be granted a pro rata portion of the Restricted Stock grant on the date of such appointment to the Board (i.e., such Non-Employee Director will receive a grant of Restricted Stock equal to the product of (x) the number of full months remaining until the next annual meeting of shareholders (or the next meeting in lieu of the annual meeting of shareholders) divided by twelve and (y) 1,000).  One-half of such pro rata grant will vest immediately and the remaining one-half of such pro rata grant will vest on the earlier of (i) the first anniversary of the preceding annual meeting of shareholders (or the preceding meeting in lieu of the annual meeting of shareholders), or (ii) the date immediately preceding the next annual meeting of shareholders (or meeting in lieu of the annual meeting of shareholders); provided that the participant is then and since the date of grant has continuously been a Non-Employee Director (subject to Section 7 of the 2010 Amended and Restated Non-Employee Director Plan).  The grants of Restricted Stock to Non-Employee Directors under the 2010 Amended and Restated Non-Employee Director Plan will be automatic (subject to the authority of the Board set forth in Section 9(b) of the 2010 Amended and Restated Non-Employee Director Plan to prevent or limit the granting of Restricted Stock) and will not be changed without Commission approval.

If the relief requested herein is granted and shareholders approve the 2010 Amended and Restated Non-Employee Director Plan, the four current Non-Employee Directors would become eligible to participate in the 2010 Amended and Restated Non-Employee Director Plan.  Additional Non-Employee Directors would become eligible to participate upon their election or appointment to the Board.  The 2010 Amended and Restated Non-Employee Director Plan will not be modified materially from the description in this Application without obtaining an order of the Commission or approval of the Commission staff.

C.  Cash Bonus Program

Kohlberg Capital pays discretionary cash bonus awards to its employees annually.  Kohlberg Capital’s bonus program (the “Program”) is not a profit sharing plan as described in Section 57(n) of the Act because the compensation paid to participating employees under it is not based on Kohlberg Capital’s profitability.  Thus, the amount a participant will receive each year under the Program will not be tied to Kohlberg Capital’s gross or net income, or any other indicia of Kohlberg Capital’s overall financial performance.  Rather, awards under the Program are discretionary cash bonus awards based on the individual performance of the recipient.  The total amount of awards made annually varies at the discretion of the Board’s compensation committee (the “Committee”) depending on Kohlberg Capital’s performance and other factors that the Committee deems appropriate.  The Committee approves the total amount of the annual award and the specific bonus amounts to be paid to all senior executive officers.

D.  Restricted Stock Grants

Kohlberg Capital currently intends that, if the requested relief is granted and shareholders approve the 2010 Amended and Restated Non-Employee Director Plan, Kohlberg Capital will grant shares of Restricted Stock to Non-Employee Directors.  As noted above, pursuant to the 2010 Amended and Restated Non-Employee Director Plan, the Board would award 1,000 shares of Restricted Stock to Non-Employee Directors on the date of each annual meeting of shareholders during the term of the plan.  If the 2010 Amended and Restated Non-Employee Director Plan is approved by shareholders at a meeting other than an annual meeting of shareholders, the Non-Employee Directors automatically would be granted a pro rata portion of the Restricted Stock grant on the date of such approval.  The Board would have the responsibility to ensure that the 2010 Amended and Restated Non-Employee Director Plan is operated in a manner that best serves the interest of Kohlberg Capital and its shareholders.

Vested Restricted Stock may be sold, assigned, pledged, hypothecated, encumbered, or transferred or disposed of in any other manner, in whole or in part, only in compliance with the terms, conditions and restrictions as set forth in the governing instruments of Kohlberg Capital, applicable federal and state securities laws or any other applicable laws or regulations and the terms and conditions hereof.  Except to the extent restricted under the terms of the 2010 Amended and Restated Non-Employee Director Plan, a Non-Employee Director granted Restricted Stock will have all the rights of any other shareholder, including the right to vote the Restricted Stock and the right to receive dividends.  During the restriction period (i.e., prior to the lapse of applicable forfeiture restrictions), the Restricted Stock generally may not be sold, transferred, pledged, hypothecated, margined, or otherwise encumbered by Non-Employee Directors pursuant to the 2010 Amended and Restated Non-Employee Director Plan.  Except as the Board otherwise determines, upon termination of a Non-Employee Director’s service on the Board, Restricted Stock for which forfeiture restrictions have not lapsed at the time of such termination shall be forfeited (unless upon such termination or within 90 days  thereafter the participant becomes an officer or employee of Kohlberg Capital or rejoins the Board as a Non-Employee Director).

The maximum amount of shares of Restricted Stock that may be issued under the Plans will be 10% of the outstanding shares of common stock of Kohlberg Capital on the effective date of the 2010 Amended and Restated Non-Employee Director Plan plus 10% of the number of shares of Kohlberg Capital’s common stock issued or delivered by Kohlberg Capital (other than pursuant to compensation plans) during the term of the 2010 Amended and Restated Non-Employee Director Plan.  For purposes of calculating compliance with this limit, Kohlberg Capital will count as Restricted Stock all shares of Kohlberg Capital’s common stock that are issued pursuant to the 2010 Amended and Restated Non-Employee Director Plan less any shares that are forfeited back to Kohlberg Capital and cancelled as a result of forfeiture restrictions not lapsing.  The amount of voting securities that would result from the exercise of all of Kohlberg Capital’s outstanding warrants, options and rights, together with any Restricted Stock issued pursuant to the Plans, at the time of issuance shall not exceed 25% of the outstanding voting securities of Kohlberg Capital (excluding Restricted Stock), except that if the amount of voting securities that would result from the exercise of all of Kohlberg Capital’s outstanding warrants, options and rights issued to Kohlberg Capital’s directors, officers and employees, together with any Restricted Stock issued pursuant to the Plans, would exceed 15% of the outstanding voting securities of Kohlberg Capital (excluding Restricted Stock), then the total amount of voting securities that would result from the exercise of all outstanding warrants, options and rights, together with any Restricted Stock issued pursuant to the Plans, at the time of issuance shall not exceed 20% of the outstanding voting securities of Kohlberg Capital (excluding Restricted Stock).  No Non-Employee Director may be granted more than 25% of the shares of Kohlberg Capital’s common stock reserved for issuance under the 2010 Amended and Restated Non-Employee Director Plan.  The 2010 Amended and Restated Non-Employee Director Plan will be submitted for approval to Kohlberg Capital’s shareholders after the issuance of any Order.

V.  REASON FOR REQUEST

A.  Compensation Practices in the Asset Management Industry

Kohlberg Capital believes that, because the market for qualified director candidates is highly competitive, Kohlberg Capital’s successful performance depends on its ability to offer fair compensation packages to its directors that are competitive with those offered by other investment management businesses.  In that regard, the ability to offer equity-based compensation to its Non-Employee Directors which both aligns the behavior of Non-Employee Directors with shareholder interests and provides a retention tool, is vital to Kohlberg Capital’s future growth and success.

The 2010 Amended and Restated Non-Employee Director Plan would enable Kohlberg Capital to offer Non-Employee Directors compensation packages that are competitive with those offered by its competitors and other investment management businesses. Kohlberg Capital believes that granting Non-Employee Directors Restricted Stock under the 2010 Amended and Restated Non-Employee Director Plan is fair and reasonable.  Non-Employee Directors provide Kohlberg Capital with the skills and experience necessary for management and oversight of Kohlberg Capital’s investments and operations, and are likely to have specific experience with respect to industries in which Kohlberg Capital invests.  The Restricted Stock to be granted to Non-Employee Directors is a necessary adjunct to the Non-Employee Directors’ fees and provide fair and reasonable compensation for the services and attention they devote to Kohlberg Capital.  Kohlberg Capital’s Non-Employee Directors make a significant contribution to the management of Kohlberg Capital’s business and to the analysis and supervision of its portfolio investments.  The Non-Employee Directors serve as valuable resources, whom Kohlberg Capital’s management consults for guidance regarding, among other things, operational matters, asset valuation and strategic direction.  The Non-Employee Directors also serve on the Board’s three committees.  Kohlberg Capital believes that these commitments of time and attention by its Non-Employee Directors are consistent with those described in prior applications for which the Commission has issued exemptive orders for the issuance of Restricted Stock.12

B.  Use of Restricted Stock

Retention and recruitment of the best people is vital to the future success and growth of Kohlberg Capital’s business and is in the best interests of Kohlberg Capital’s shareholders.  Appropriate compensation plans that support the company’s objectives and align the interests of shareholders and Non-Employee Directors are essential to long term success in the investment business in general and critical to Kohlberg Capital’s business in particular.  Most of the leading asset management, private equity and commercial finance firms in the United States provide equity-based compensation in one form or another.

12 See, e.g., MCG Capital Corporation, Investment Company Act Release Nos. 27258 (March 8, 2006) (notice) and 27280 (April 4, 2006) (order) (the “MCG Order”); Hercules Technology Growth Capital, Inc., Investment Company Act Release Nos. 27815 (May 2, 2007) (notice) and 27838 (May 23, 2007) (order) (the “Hercules Order”); and Adams Express Company, et. al., Investment Company Act Release Nos. 26759 (Feb. 10, 2005) (notice) and 26780 (March 8, 2005) (order) (the “Adams Express Order”).

Kohlberg Capital believes that its ability to make Restricted Stock grants under the 2010 Amended and Restated Non-Employee Director Plan to Non-Employee Directors provides a means of retaining the services of current Non-Employee Directors and of attracting qualified persons to serve as Non-Employee Directors in the future.  The Restricted Stock to be granted to Non-Employee Directors will provide significant incentives to the Non-Employee Directors to remain on the Board and to devote their best efforts to the success of Kohlberg Capital’s business and the enhancement of stockholder value in the future.  The Restricted Stock will provide a means for the Non-Employee Directors to increase their ownership interests in Kohlberg Capital, thereby ensuring close identification of their interests with those of Kohlberg Capital and its shareholders.

1.	Developing Alignment in Business Plan, Shareholder Interests, and Non-Employee Director Interests

Alignment of a company’s business plans, its shareholders’ expectations and its Non-Employee Director compensation is an essential component of long term business success.  Long term business success is in the interest of Kohlberg Capital’s shareholders, employees and directors.  Kohlberg Capital typically makes investments in debt securities with a 3 to 7 year duration in privately held businesses.  Its business plan involves taking on investment risk over an extended period of time and a premium is placed on its ability to maintain stability of net asset values and continuity of earnings to pass through to shareholders in the form of a recurring dividend.  Kohlberg Capital’s strategy is to generate income from its portfolio of investments in the debt and equity securities of its customers.  This income is intended to support the payment of a quarterly dividend to Kohlberg Capital’s shareholders equal to or greater than 98% of Kohlberg Capital’s taxable income.  As a taxpayer that has elected to be regulated as a RIC under Subchapter M of the Code, Kohlberg Capital will be required to pay out 90% of its annual taxable income to maintain its tax advantaged status and 98% of its annual taxable income to avoid non-deductible excise taxes.  This “pass through” configuration means that, assuming the company performs successfully, under normal market conditions the price of Kohlberg Capital’s common stock will appreciate modestly, if at all, as a result of this income since earnings are distributed currently and not accumulated.  Rather, the primary return for Kohlberg Capital’s shareholders is in the form of current income through the payment of dividends (which may consist of income, realized gains and returns of capital) rather than capital appreciation through a rising stock price.  This recurring payout requires a methodical asset acquisition approach and active monitoring and management of the investment portfolio over time.  A meaningful part of Kohlberg Capital’s employee base is dedicated to the maintenance of asset values and expansion of this recurring revenue to support and grow dividends.

On June 13, 2008 Kohlberg Capital declared a dividend in the amount of $0.41 per share, on September 19, 2008 Kohlberg Capital declared a dividend in the amount of $0.35 per share, on December 19, 2008 Kohlberg Capital declared a dividend in the amount of $0.27 per share, and on March 23, 2009 Kohlberg Capital declared a dividend in the amount of $0.24 per share. These dividends represented Kohlberg Capital’s estimated distributable income for the quarters ended June 30, 2008, September 30, 2008, December 31, 2008 and March 31, 2009, plus a portion of Kohlberg Capital’s undistributed 2008 distributable income.

The implications of Kohlberg Capital’s business model, as described above, for the analysis of using Restricted Stock versus using other forms of equity-based compensation, such as stock options, are relatively clear.  Kohlberg Capital believes that grants of options under the Original Plan were helpful in attracting and retaining qualified Non-Employee Directors.   Kohlberg Capital has continued to analyze possible equity compensation alternatives for its Non-Employee Directors and believes that granting Restricted Stock in lieu of options will better align the interests of Non-Employee Directors, employees and shareholders.  Restricted Stock has intrinsic value while stock options represent an arbitrage on the strike price of the option against the future value of the stock.  Holders of Restricted Stock, over time, become owners of the stock with a vested interest in value maintenance and, importantly in Kohlberg Capital’s case, the income stream and stock appreciation.  These interests are completely aligned with those of Kohlberg Capital’s shareholders.  Stock option holders only earn compensation if the stock price increases and do not benefit from dividends or valuation protection, two concepts that have high priority for Kohlberg Capital’s shareholders.  Stock options are less effective for Kohlberg Capital in terms of motivating behaviors consistent with the business objectives of moderate appreciation and stable and growing dividends, in part because the 1940 Act does not provide a mechanism for BDCs to adjust the exercise price of a stock option when a dividend is issued or to issue dividend equivalent rights in order to align the interests of an option holder with those of a stockholder.

2.   Matching Return Expectations

As discussed above, Restricted Stock motivates behavior that is more consistent with the type of return expectations that Kohlberg Capital has established for its shareholders.  Kohlberg Capital’s strategy is to originate high quality, medium-term assets and to support the risk management activities of its portfolio companies over a period of time.  Further, Kohlberg Capital’s business plan is to execute a methodical and conservative accumulation of assets that have a risk-based pricing premium relative to similar securities.  To this end, Restricted Stock places more value on the quality of originated assets over the quantity of originated assets, and thus, Restricted Stock is a better compensation tool for Kohlberg Capital to align Non-Employee Directors with stockholder interests.

Kohlberg Capital’s management and the Board have considered each of the factors discussed above and believe that the issuance of Restricted Stock as a form of equity-based compensation is in the best interest of Kohlberg Capital’s shareholders, Non-Employee Directors and business.

VI.  APPLICABLE LAW AND NEED FOR RELIEF

Under Section 63, the provisions of Section 23(a), which generally prohibit a registered closed-end investment company from issuing securities for services or for property other than cash or securities, are made applicable to BDCs. This provision would prohibit the issuance of Restricted Stock.

Section 23(b) prohibits a registered closed-end investment company from selling any common stock of which it is the issuer at a price below the stock’s current net asset value, except with the consent of a majority of the company’s common shareholders at the time of issuance or under certain other enumerated circumstances not applicable to the subject of this Application. Section 63(2) provides that, notwithstanding Section 23(b), a BDC may sell any common stock of which it is the issuer at a price below the current net asset value of such stock and may sell warrants, options, or rights to acquire any such common stock at a price below the current net asset value of such stock if, generally (1) holders of a majority of the BDC’s outstanding voting securities, and the holders of a majority of the BDC’s voting securities who are not interested persons of the BDC, approved the BDC’s policy and practice of making such sales of securities at the last annual meeting of shareholders within one year immediately prior to any such sale; (2) a required majority of the BDC’s directors (i.e., a majority of directors who have no financial interest in the transaction, plan or arrangement and who are not interested persons of the BDC) have determined that such sale would be in the best interests of the BDC and its shareholders; and (3) a required majority of the BDC’s directors have determined immediately prior to the issuance of such securities that the price at which such securities are to be sold is not less than a price which closely approximates the market value of those securities.

Because Restricted Stock that would be granted under the 2010 Amended and Restated Non-Employee Director Plan would not meet the terms of Section 63(2), in the absence of the requested Order, Sections 23(b) and 63 would prevent the issuance of the Restricted Stock.

Section 57(a) proscribes certain transactions between a BDC and persons related to the BDC in the manner described in Section 57(b) (“57(b) persons”), absent a Commission order. Non-employee directors of a BDC are 57(b) persons.  Section 57(a)(4) generally prohibits a 57(b) person from effecting a transaction in which the BDC is a joint participant absent such order. Rule 17d-1 is made applicable to BDCs by Section 57(i).  Rule 17d-1 proscribes participation in a “joint enterprise or other joint arrangement or profit-sharing plan,” which includes, pursuant to paragraph 17d-l(c), a stock option or purchase plan. Thus, although a compensation plan involving grants of restricted stock is not specifically covered by Section 57(a)(4) or Rule 17d-l, the issuance of shares of the Restricted Stock could be deemed to involve a joint transaction involving a BDC and a 57(b) person in contravention of Section 57(a)(4).

Pursuant to Section 57 of the 1940 Act, an internally managed BDC may provide compensation to its officers, directors and employees in a number of ways.  Pursuant to Section 57(j) an internally managed BDC may issue options to its officers, directors and employees.   As discussed above, Kohlberg Capital issues options pursuant to an executive compensation plan to provide additional incentive compensation to its officers, directors and employees. Pursuant to Section 57(n) an internally managed BDC may adopt a profit sharing plan.   Kohlberg Capital has not adopted a profit-sharing plan and, in fact, Sections 57(n)(2) and 61(a)(3)(B)(iv) of the 1940 Act provide that an internally managed BDC may not adopt both an executive compensation plan pursuant to which it has outstanding options and a profit sharing plan.

Section 6(c) provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes thereof, from any provision of the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 57(a)(4) and Rule 17d-1 provide that the Commission may, by order upon application, grant relief under Section 57(a)(4) and Rule 17d-1 permitting certain joint enterprises or arrangements and profit-sharing plans.  Rule 17d-1(b) further provides that in passing upon such an application, the Commission will consider (i) whether the participation of the BDC in such enterprise, arrangement, or plan is consistent with the policies and purposes of the 1940 Act and (ii) the extent to which such participation is on a basis different from or less advantageous than that of other participants.

VII.  REQUESTED ORDER

Kohlberg Capital requests an Order of the Commission pursuant to Section 6(c) of the 1940 Act granting an exemption from Sections 23(a), 23(b) and 63 of the 1940 Act and pursuant to Sections 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act authorizing certain joint transactions otherwise prohibited by Section 57(a)(4) to permit Kohlberg Capital to issue Restricted Stock to Non-Employee Directors pursuant to the 2010 Amended and Restated Non-Employee Director Plan.  Kohlberg Capital also asks that the Order apply to any future Non-Employee Directors.

VIII.  KOHLBERG CAPITAL’S LEGAL ARGUMENTS

The Commission and Congress have recognized the need for certain types of investment companies, including closed-end investment companies, small business investment companies (“SBICs”), and BDCs, to offer Non-Employee Directors equity-based compensation.  Kohlberg Capital believes that its ability to offer equity-based compensation in the form of Restricted Stock is necessary for Kohlberg Capital to attract and retain director talent and align that talent with shareholders’ interests.  Thus, Kohlberg Capital believes that its request for an order is consistent with the policies underlying the provisions of the 1940 Act permitting the use of equity compensation by BDCs as well as prior exemptive relief granted by the Commission.

A.  Similarity to Issuances Currently Permitted under the 1940 Act for Non-Employee Directors

Congress recognized the importance of equity-based compensation as a means of attracting and retaining qualified directors in the Small Business Investment Incentive Act of 1980 (the “1980 Amendments”).  The 1980 Amendments permit BDCs to issue to their directors warrants, options, and rights to purchase voting securities of such companies pursuant to executive compensation plans as long as such companies complied with certain conditions. 13  Kohlberg Capital believes that the issuance of Restricted Stock to Non-Employee Directors of Kohlberg Capital, for purposes of investor protection under the 1940 Act, is substantially similar to what is currently permitted under Section 61.

Kohlberg Capital is not aware of any specific discussion in the legislative history of the 1980 Amendments regarding the use of direct grants of stock as incentive compensation; however, the legislative history recognizes the crucial role that equity-based compensation plays in the operation of a private equity fund and its ability to attract and retain Non-Employee Directors.  Congress endowed BDCs with the ability to issue derivative securities in order to ensure that BDCs would be able to compete for skilled personnel in light of compensation practices as they existed in 1980.  In the late 1970s direct grants of stock were not a widely used form of compensation.  In fact, publications in the late 1970s indicate that it was stock options – which the 1980 Amendments made permissible for use by BDCs – that were the most widely used types of incentive compensation. 14

13 See Section 61(a)(3) of the 1940 Act.
14 See James F. Carey, Successors to the Qualified Stock Option, Harv. Bus. Rev., Jan./Feb. 1978, at 140 (“Stock options predominate among the long-term incentives for executives” and “Restricted stock, once widely used in executive compensation, declined in popularity after 1969 tax law changes and is now a rarity.”).  See also Annual Survey of Executive Compensation, Bus. Wk., May 14, 1979, at 79 (“Most companies still use stock option grants and appreciation rights as their predominant incentives . . .. .”).

B.  Prior Commission Orders Relating to Non-Employee Director Compensation

1.	Orders Relating to Use of Equity-Based Compensation by Business Development Companies

MCG Capital Corporation. MCG Capital Corporation (“MCG”) filed an application on September 2, 2005, and an amendment to the application on January 31, 2006, requesting an order under Section 6(c) of the 1940 Act granting an exemption from Sections 23(a), 23(b) and 63 of the 1940 Act; and under Sections 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act. The order granted on April 4, 2006 permits MCG to issue restricted stock to MCG’s non-employee directors, employees and employees of MCG’s wholly owned consolidated subsidiaries. 15

Hercules Technology Growth Capital, Inc.  Hercules Technology Growth Capital, Inc. (“Hercules”) filed a similar application on July 7, 2006, and subsequent amendments to the application on March 26, 2007 and May 1, 2007, requesting an order under Section 6(c) of the Act granting an exemption from Sections 23(a), 23(b) and 63 of the Act; and under Sections 57(a)(4) and 57(i) of the Act and Rule 17d-1 under the Act.  The order granted on May 23, 2007 permits Hercules to issue restricted stock to Hercules’ non-employee directors and employees and employees of Hercules’ wholly owned consolidated subsidiaries. 16

15 See MCG Order, supra note 12.
16 See Hercules Order, supra note 12.

Kohlberg Capital Corporation.  Kohlberg Capital filed a similar application on February 27, 2007, and subsequent amendments to the application on February 22, 2008 and March 10, 2008, requesting an order under Section 6(c) of the Act granting an exemption from Sections 23(a), 23(b) and 63 of the Act and under Sections 57(a)(4) and 57(i) of the Act and Rule 17d-1 under the Act.  The order granted on March 24, 2008 permits Kohlberg Capital to issue Restricted Stock to Kohlberg Capital’s officers and employees and employees of Kohlberg Capital’s wholly owned subsidiaries. 17

2.	Orders Relating to Use of Equity-Based Compensation by Internally-Managed Closed-End Investment Companies

The important role that equity compensation can play in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to internally-managed closed-end investment companies.

Baker, Fentress & Company and Adams Express Company, et. al.  In 1998, the Commission issued an order granting Baker, Fentress & Company (“Baker Fentress”) exemptive relief from Sections 17(a) and (d), 18(d), and 23(a), (b), and (c) and Rule 17d-1.  More recently, in 2005, the Commission issued a similar order granting Adams Express Company and Petroleum and Resources Corporation (“Adams Express”) exemptive relief from Sections 17(d), 18(d), and 23(a), (b), and (c) and Rule 17d-1.  These orders permitted the companies to implement broad equity-based compensation plans that included the issuance of restricted stock to their employees. 18

17 See supra note 6.
18 See Baker, Fentress & Company, Investment Company Act Release Nos. 23571 (Nov. 24, 1998) (notice) and 23619 (Dec. 22, 1998) (order) and Adams Express Order, supra note 12.  Kohlberg Capital notes that, in each of their respective applications, Adams Express and Baker Fentress cited the legislative history of the 1980 Amendments as standing for the idea that Congress had recognized the importance of equity-based compensation as a means of attracting and retaining qualified personnel. Both Adams Express and Baker Fentress received orders from the Commission permitting the issuance of equity-based compensation, including direct grants of stock.

C. Standards for Exemption Under Section 6(c)

Section 6(c), which governs Kohlberg Capital’s request for exemptive relief from Section 23 and 63 provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes thereof, from any provisions of the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the 1940 Act’s policy and provisions.

1.	Necessary or Appropriate in the Public Interest

As indicated above, both the Commission and Congress have long recognized the importance of equity-based compensation in attracting and retaining qualified personnel, including directors.  Kohlberg Capital submits that maintaining the ability of a BDC that provides debt and equity growth capital to privately-held middle market companies to attract and retain highly qualified directors is in the public interest, including the interests of Kohlberg Capital’s shareholders.  Kohlberg Capital competes for talented directors primarily with banks, private equity funds, and other financial services companies that are not investment companies registered under the 1940 Act.  These organizations are able to offer all types of equity-based compensation to their directors, including restricted stock, and, therefore, have an advantage over Kohlberg Capital in attracting and retaining highly qualified directors.  Non-Employee Directors provide Kohlberg Capital with the skills and experience necessary for management and oversight of Kohlberg Capital’s investments and operations, and may have specific experience with respect to industries in which Kohlberg Capital invests.  For Kohlberg Capital to compete on a more equal basis with such organizations, it must be able to attract and retain talented directors and offer them comparable compensation packages.

2.	Consistency with the Protection of Investors

Investors will be protected to at least the same extent that they are currently protected under Section 61(a)(3).  The 2010 Amended and Restated Non-Employee Director Plan was approved by the Board in accordance with Section 61(a)(3)(A)(iv) on December 19, 2008.  The 2010 Amended and Restated Non-Employee Director Plan will be submitted to Kohlberg Capital’s shareholders for their approval or disapproval after the issuance of any Order.  A proxy statement submitted to Kohlberg Capital’s shareholders will contain a concise “Plain English” description of the 2010 Amended and Restated Non-Employee Director Plan and its potential dilutive effect.  If the 2010 Amended and Restated Non-Employee Director Plan is not approved by shareholders it will not be implemented.  Thus, Kohlberg Capital’s shareholders will have the opportunity to decide for themselves whether the prospective benefits offered by the 2010 Amended and Restated Non-Employee Director Plan are worth the dilution that will result from its operation.  Kohlberg Capital is subject to the standards and guidelines adopted by the Financial Accounting Standards Board for operating companies relating to the accounting for and disclosure of Restricted Stock, and the requirements under the Securities and Exchange Act of 1934, as amended (the “1934 Act”), relating to executive compensation disclosure for operating companies. 19

19 In addition, Kohlberg Capital will comply with the amendments to the disclosure requirements for executive and director compensation, related party transactions, director independence and other corporate matters, and security ownership of officers and directors to the extent adopted and applicable to BDCs.  See Executive Compensation and Related Party Disclosure, Securities Act Release No. 8655 (Jan. 27, 2006) (proposed rule); Executive Compensation and Related Party Disclosure, Securities Act Release No. 8732A (Aug. 29, 2006) (final rule and proposed rule), as amended by Executive Compensation Disclosure, Securities Act Release No. 8765 (Dec. 22, 2006) (adopted as interim final rules with request for comments).

Based on the manner in which the 2010 Amended and Restated Non-Employee Director Plan will be administered, the 2010 Amended and Restated Non-Employee Director Plan will be no more dilutive than if Kohlberg Capital were to issue stock options, as is permitted by Section 61(a)(3) and the Kohlberg Options Order.  If the Order is granted and shareholders approve the 2010 Amended and Restated Non-Employee Director Plan, Non-Employee Directors automatically will be granted 1,000 shares of Restricted Stock each year on the date of the annual meeting of shareholders.   If the 2010 Amended and Restated Non-Employee Director Plan is approved by shareholders at a meeting other than an annual meeting of shareholders, the Non-Employee Directors automatically would be granted a pro rata portion of the Restricted Stock grant on the date of such approval.  Kohlberg Capital has agreed that the maximum amount of shares of Restricted Stock that may be issued under the Plans will be 10% of the outstanding shares of common stock of Kohlberg Capital on the effective date of the 2010 Amended and Restated Non-Employee Director Plan plus 10% of the number of shares of Kohlberg Capital’s common stock issued or delivered by Kohlberg Capital (other than pursuant to compensation plans) during the term of the 2010 Amended and Restated Non-Employee Director Plan.  The amount of voting securities that would result from the exercise of all of Kohlberg Capital’s outstanding warrants, options and rights, together with any Restricted Stock issued pursuant to the Plans, at the time of issuance shall not exceed 25% of the outstanding voting securities of Kohlberg Capital (excluding Restricted Stock), except that if the amount of voting securities that would result from the exercise of all of Kohlberg Capital’s outstanding warrants, options and rights issued to Kohlberg Capital’s directors, officers and employees, together with any Restricted Stock issued pursuant to the Plans, would exceed 15% of the outstanding voting securities of Kohlberg Capital (excluding Restricted Stock), then the total amount of voting securities that would result from the exercise of all outstanding warrants, options and rights, together with any Restricted Stock issued pursuant to the Plans, at the time of issuance shall not exceed 20% of the outstanding voting securities of Kohlberg Capital (excluding Restricted Stock).  Kohlberg Capital acknowledges that while awards granted under the 2010 Amended and Restated Non-Employee Director Plan would have a dilutive effect on the shareholders’ equity in Kohlberg Capital, that effect would be outweighed by the anticipated benefits of the 2010 Amended and Restated Non-Employee Director Plan to Kohlberg Capital and its shareholders.  In addition, Kohlberg Capital notes that it currently has the ability to issue Restricted Stock to its employees and officers pursuant to the Kohlberg Restricted Stock Order, and therefore investors will be aware of the anticipated benefits and potential dilutive effects of the 2010 Amended and Restated Non-Employee Director Plan.

Section 61(a)(3) provides that the amount of voting securities that would result from the exercise of all of a BDC’s outstanding warrants, options, or rights, at the time of issuance, may not exceed 25% of the outstanding voting securities of such BDC, except that if the amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights issued to such BDC’s directors, officers, and employees, would exceed 15% of the outstanding voting securities of such BDC, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, at the time of issuance shall not exceed 20% of the outstanding voting securities of such BDC.  The maximum amount of shares of Restricted Stock that may be issued under the Plans will be 10% of the outstanding shares of common stock of Kohlberg Capital on the effective date of the 2010 Amended and Restated Non-Employee Director Plan, plus 10% of the number of shares of Kohlberg Capital’s common stock issued or delivered by Kohlberg Capital (other than pursuant to compensation plans) during the term of the 2010 Amended and Restated Non-Employee Director Plan.  As of June 1, 2009, there were no options outstanding to officers and employees pursuant to the Amended and Restated 2006 Plan.  As of June 1, 2009, there are 334,250 shares of Restricted Stock outstanding held by officers and employees.  Kohlberg Capital has not issued any warrants or rights to its Common Stock under the Amended and Restated 2006 Plan.

3.	Consistency with the Purposes of the 1940 Act

As indicated earlier, Kohlberg Capital is at a disadvantage in competing with other financial services companies in attracting and retaining management directors because they cannot offer shares of the company in the form of Restricted Stock as part of a compensation plan.  The Commission previously recognized the problem of restricting equity compensation in the context of SBICs in 1971 and granted a limited exemption from the 1940 Act’s provisions to permit SBICs to issue qualified stock options.  Congress amended the 1940 Act in 1980 to permit BDCs also to issue warrants, options, and rights subject to certain conditions and limitations.  The Commission again recognized these problems in the context of closed-end investment companies in 1985 and granted a limited exemption from the 1940 Act’s provisions to permit certain internally managed closed-end investment companies to issue incentive stock options.  In 1998, the Commission issued the Baker Fentress Order and in 2005, the Commission issued the Adams Express Order, both permitting numerous types of equity compensation, including the issuance of restricted stock by a registered closed-end investment company.  In 2006, 2007 and 2008, the Commission issued the MCG Order, the Hercules Order and the Kohlberg Restricted Stock Order, respectively, permitting equity compensation, including the issuance of restricted stock by a BDC.  In each of these instances, it was found that equity compensation would not offend the 1940 Act’s policies and purposes.

In the present case, Kohlberg Capital is merely requesting that it be allowed to issue Restricted Stock to its Non-Employee Directors in substantially the same manner and subject to substantially similar restrictions under which it is currently permitted to issue warrants, options, and rights to purchase under Section 61(a)(3).  In terms of the issuance of shares of Restricted Stock to Non-Employee Directors, Kohlberg Capital is merely requesting that it be allowed to issue such awards in a substantially similar manner and subject to substantially similar restrictions as the Commission has, by way of an order, permitted BDCs and closed-end funds to issue warrants, options and restricted stock.  Kohlberg Capital further submits that the 2010 Amended and Restated Non-Employee Director Plan would not violate the purposes behind Sections 23(a) and (b).  The concerns underlying the enactment of those provisions included (i) preferential treatment of investment company insiders and the use of options and other rights by insiders to obtain control of the investment company; (ii) complication of the investment company’s structure that made it difficult to determine the value of the company’s shares; and (iii) dilution of shareholders’ equity in the investment company.

The 2010 Amended and Restated Non-Employee Director Plan does not raise concerns about preferential treatment of Kohlberg Capital’s insiders because the 2010 Amended and Restated Non-Employee Director Plan is a bona fide compensation plan of the type that is common among corporations generally, and that is contemplated by Section 61 of the 1940 Act and approved by the Commission in orders given to MCG, Hercules, Kohlberg Capital, Baker Fentress and Adams Express.  Kohlberg Capital also asserts that the 2010 Amended and Restated Non-Employee Director Plan would not become a means for insiders to obtain control of Kohlberg Capital because the maximum amount of Restricted Stock that may be issued under the 2010 Amended and Restated Non-Employee Director Plan and that may be issued to an individual Non-Employee Director will be limited as set forth in the conditions to the Order.

Kohlberg Capital further states that the 2010 Amended and Restated Non-Employee Director Plan will not unduly complicate Kohlberg Capital’s structure because equity-based incentive compensation arrangements are widely used among corporations and commonly known to investors.  Kohlberg Capital notes that the 2010 Amended and Restated Non-Employee Director Plan will be submitted to shareholders for their approval.  Kohlberg Capital represents that a concise, “plain English” description of the 2010 Amended and Restated Non-Employee Director Plan, including its potential dilutive effect, will be provided in the proxy materials that will be submitted to shareholders.  Kohlberg Capital also states that it will comply with the proxy disclosure requirements in Item 10 of Schedule 14A under the 1934 Act.  Kohlberg Capital further notes that the 2010 Amended and Restated Non-Employee Director Plan will be disclosed to investors in accordance with the requirements of Form N-2 for registration statements, and pursuant to the standards and guidelines adopted by the Financial Accounting Standards Board for operating companies.  Kohlberg Capital thus concludes that the 2010 Amended and Restated Non-Employee Director Plan will be adequately disclosed to investors and appropriately reflected in the market value of Kohlberg Capital’s shares of Common Stock.  In addition, Kohlberg Capital states that its shareholders will be further protected by the conditions to the requested order that assure continuing oversight of the operation of the 2010 Amended and Restated Non-Employee Director Plan by Kohlberg Capital’s Board.

D. Standards for an Order Under Rule 17d-1

Rule 17d-1 provides that the Commission may, by order upon application, grant relief permitting certain joint enterprises or arrangements and profit-sharing plans.  Rule 17d-1(b) further provides that in passing upon such an application, the Commission will consider (i) whether the participation of the BDC in such enterprise, arrangement, or plan is consistent with the policies and purposes of the 1940 Act and (ii) the extent to which such participation is on a basis different from or less advantageous than that of other participants.

1.	Consistency with the 1940 Act’s Policies and Purposes

The arguments as to why the 2010 Amended and Restated Non-Employee Director Plan is consistent with the 1940 Act are almost identical to the standards for exemptions under Section 6(c) and have been set forth above.  Additionally, Section 57(j)(1) expressly permits any director, officer, or employee of a BDC to acquire warrants, options, and rights to purchase voting securities of such BDC, and the securities issued upon the exercise or conversion thereof, pursuant to an executive compensation plan which meets the requirements of Section 61(a)(3)(B).  Kohlberg Capital submits that the issuance of Restricted Stock pursuant to the 2010 Amended and Restated Non-Employee Director Plan poses no greater risk to shareholders than the issuances currently permitted by Section 57(j)(1) and by the Kohlberg Options Order.

2.	Differences in Participation

Kohlberg Capital’s role is necessarily different from that of other participants in the arrangement at issue since the other participants in the 2010 Amended and Restated Non-Employee Director Plan are its Non-Employee Directors. Kohlberg Capital’s participation with respect to the 2010 Amended and Restated Non-Employee Director Plan will not be “less advantageous” than that of the Non-Employee Directors. Kohlberg Capital, either directly or indirectly, is responsible for the compensation of the Non-Employee Directors; the 2010 Amended and Restated Non-Employee Director Plan is simply Kohlberg Capital’s chosen method of providing such compensation. Moreover, the 2010 Amended and Restated Non-Employee Director Plan provides the added benefit to Kohlberg Capital of enhancing its ability to attract and retain highly qualified directors. The 2010 Amended and Restated Non-Employee Director Plan will help align the interests of Kohlberg Capital’s Non-Employee Directors with those of its shareholders, which will encourage conduct on the part of those Non-Employee Directors designed to produce a better return for Kohlberg Capital’s shareholders.

IX. KOHLBERG CAPITAL’S CONDITIONS

Kohlberg Capital agrees that the order granting the requested relief will be subject to the following conditions:

1.        The 2010 Amended and Restated Non-Employee Director Plan will be authorized by Kohlberg Capital’s stockholders.

2.           The amount of voting securities that would result from the exercise of all of Kohlberg Capital’s outstanding warrants, options, and rights, together with any Restricted Stock issued pursuant to the Plans, at the time of issuance shall not exceed 25% of the outstanding voting securities of Kohlberg Capital (excluding Restricted Stock), except that if the amount of voting securities that would result from the exercise of all of Kohlberg Capital’s outstanding warrants, options, and rights issued to Kohlberg Capital’s directors, officers, and employees, together with any Restricted Stock issued pursuant to the Plans, would exceed 15% of the outstanding voting securities of Kohlberg Capital (excluding Restricted Stock), then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, together with any Restricted Stock issued pursuant to the Plans, at the time of issuance shall not exceed 20% of the outstanding voting securities of Kohlberg Capital (excluding Restricted Stock).

3.           The maximum amount of Restricted Stock that may be issued under the Plans will be 10% of the outstanding shares of common stock of Kohlberg Capital on the effective date of the 2010 Amended and Restated Non-Employee Director Plan plus 10% of the number of shares of Kohlberg Capital’s common stock issued or delivered by Kohlberg Capital (other than pursuant to compensation plans), during the term of the 2010 Amended and Restated Non-Employee Director Plan.

4.           The Board will review 2010 Amended and Restated Non-Employee Director Plan at least annually.  In addition, the Board will review periodically the potential impact that the issuance of Restricted Stock under the 2010 Amended and Restated Non-Employee Director Plan could have on Kohlberg Capital’s earnings and NAV per share, such review to take place prior to any decisions to grant Restricted Stock under the 2010 Amended and Restated Non-Employee Director Plan, but in no event less frequently than annually.  Adequate procedures and records will be maintained to permit such review.  The Board will be authorized to take appropriate steps to ensure that the grant of Restricted Stock under the 2010 Amended and Restated Non-Employee Director Plan would not have an effect contrary to the interests of Kohlberg Capital’s shareholders.  This authority will include the authority to prevent or limit the granting of additional Restricted Stock under the 2010 Amended and Restated Non-Employee Director Plan.  All records maintained pursuant to this condition will be subject to examination by the Commission and its staff.

X.  PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Dayl W. Pearson
Chief Executive Officer
Kohlberg Capital Corporation
295 Madison Avenue, 6th Floor
New York, New York 10017

Please address any questions concerning this Application and a copy of any communications, notice, or order to:

Michael G. Doherty, Esq.
Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY 10111

B.	Authorization

The filing of Kohlberg Capital’s Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board at its meeting held on December 19, 2008.  A copy of the resolution then adopted by the Board is attached as Exhibit B.  Such authorization still remains in full force and effect.

XI.  EXHIBITS

Exhibit A	Amended and Restated Non-Employee Director Plan

Exhibit B	Resolution of the Board of Directors of Kohlberg Capital Corporation Authorizing the Filing of this Application

Resolution of the Board of Directors of Kohlberg Capital Corporation Approving the Amended and Restated Non-Employee Director Plan

Kohlberg Capital has caused this Application to be duly signed on its behalf, in the County of New York, State of New York, on the 9th day of July, 2009.

KOHLBERG CAPITAL CORPORATION

By:	/s/ MICHAEL I. WIRTH
Name: Michael I. Wirth
Title: Chief Financial Officer

EXHIBIT A

KOHLBERG CAPITAL

AMENDED AND RESTATED NON-EMPLOYEE DIRECTOR PLAN

1.  Purpose and Certain Defined Terms

The purpose of this Amended and Restated Non-Employee Director Plan (the “Plan”) is to advance the interests of the Company (as defined below) by providing for the grant to Non-Employee Directors (as defined below) of Restricted Shares (as defined below) (the “Awards”) to the extent permitted by exemptive or other relief that may be granted by the Securities and Exchange Commission (the “Commission”).  The Plan is an amendment and restatement of the 2008 Non-Employee Director Plan (the “Prior Plan”) as adopted on February 5, 2008, and is effective as described in Section 3 below.  At all times during such periods as the Company qualifies or intends to qualify as a “business development company” under the Investment Company Act of 1940, as amended (the “1940 Act”), the terms of the Plan shall be construed so as to conform to the share-based compensation requirements applicable to “business development companies” under the 1940 Act.  Any Non-Employee Director selected to receive an Award under the Plan is referred to as a “participant.”

The following terms, when used in the Plan, will have the meanings and be subject to the provisions set forth below:

“Board” means the board of directors of the Corporation.

“Company” means the Corporation.

“Continuous Service” means a participant’s uninterrupted service with the Company as a Non-Employee Director.

“Corporation” means Kohlberg Capital Corporation, a Delaware corporation.

“Employee Plan” means the Company’s 2006 Equity Incentive Plan, as amended from time to time.

“Executive Compensation Plans” means the Plan, together with any Company executive compensation plan that did, does, or may in the future, exist.

“Non-Employee Director” means any director of the Company who is not an employee or officer of the Company.

Exhibit A - 1

“Restricted Shares” means an award of Shares for so long as the Shares remain subject to restrictions requiring that they be forfeited to the Corporation if specified conditions are not satisfied.

“Shares” means the common stock, $.01 par value per share, of the Corporation.

“Shareholders” means the shareholders of the Corporation.

2.  Administration

The Plan shall be administered by the Board unless and until it delegates administration to a committee as provided herein. The Board shall have discretionary authority, subject to the express provisions of the Plan, (a) subject to Section 9(b), to grant Awards to such Eligible Persons (defined below in Section 5 hereof) as the Board may select; (b) to prescribe the form or forms of any instruments evidencing Awards and any other instruments required under the Plan and to change such forms from time to time; (c) to adopt, amend, and rescind rules and regulations for the administration of the Plan; and (d) to interpret the Plan and to decide any questions and settle all controversies and disputes that may arise in connection with the Plan.  Such determinations of the Board shall be conclusive and shall bind all parties.  Subject to Section 9(a) hereof, the Board shall also have the authority, both generally and in particular instances, to waive compliance by a participant with any obligation to be performed by him or her under an Award, to waive any condition or provision of an Award, and to amend or cancel any Award (and if an Award is canceled, to grant a new Award on such terms as the Board shall specify), provided that the Board may not take any action with respect to an outstanding Award that would adversely affect the rights of the participant under such Award without such participant’s consent.  Nothing in the preceding sentence shall be construed as limiting the power of the Board to make adjustments required by Sections 4(d) and 6(e) hereof or by applicable law.

The Board may, in its discretion, delegate some or all of its powers with respect to the Plan to a committee (the “Committee”), in which event all references (as appropriate) to the Board hereunder shall be deemed to refer to the Committee.

Determinations, interpretations and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

3.  Effective Date and Term of Plan

The Board adopted the Prior Plan on February 5, 2008 and amended and restated the Prior Plan on December 19, 2008.  The Plan shall become effective on the date (the “Effective Date”) on which it is approved by the Shareholders of the Company subject to the Company previously having received an order of the Commission that permits such Award or grants.  For the avoidance of doubt, all option Awards made under the Prior Plan as in force prior to the Effective Date are governed in all respects by the terms of the Prior Plan and shall be construed accordingly.

Exhibit A - 2

No Awards shall be granted under the Plan after the fifth anniversary of the Effective Date, but Awards granted prior to the Effective Date may extend beyond that date.

4.  Shares Subject to the Plan

(a)  Number of Shares.  Subject to adjustment as provided in Section 4(d), the aggregate number of Shares that may be the subject of Awards granted under the Plan shall be 100,000.  If any Restricted Share Award granted under the Plan is forfeited, the number of Shares as to which such Restricted Share Award was granted shall be available for future grants.

(b)  Shares to be Delivered.  Shares delivered under the Plan shall be authorized but unissued Shares, or if the Board so decides in its sole discretion, previously issued Shares acquired by the Company and held in its treasury.  Any Shares acquired by the Company will be acquired in accordance with the 1940 Act, including Section 23 of the 1940 Act. No fractional Shares shall be delivered under the Plan.

(c)  Limits on Number of Awards.   The maximum amount of Restricted Shares that may be issued under the Executive Compensation Plans will be 10% of the outstanding Shares on the Effective Date, plus 10% of the number of Shares issued or delivered by the Company (other than pursuant to the Executive Compensation Plans) during the term of the Plan.  No one person shall be granted more than 25% of the Restricted Shares reserved for issuance under this Plan.  The amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options and rights, together with any Restricted Shares issued pursuant to the Executive Compensation Plans, at the time of issuance shall not exceed 25% of the outstanding voting securities of the Company (excluding the Restricted Shares), except that if the amount of voting securities that would result from the exercise of all the Company’s outstanding warrants, options and rights issued to the Company’s directors, officers and employees (not including any warrants, options or rights issued to Shareholders of the Company generally), together with any Restricted Shares issued pursuant to the Executive Compensation Plans, would exceed 15% of the outstanding voting securities of the Company (excluding the Restricted Shares), then the total amount of voting securities that would result from the exercise of all outstanding warrants, options and rights, together with any Restricted Shares issued pursuant to the Executive Compensation Plans, at the time of issuance shall not exceed 20% of the outstanding voting securities of the Company (excluding the Restricted Shares).

(d)  Changes in Shares.  In the event of a Share dividend, Share split or combination of Shares, recapitalization, or other change in the Shares, the number and kind of Shares or securities of the Company subject to Awards then outstanding or subsequently granted under the Plan, the maximum number of Shares that may be delivered under the Plan, and other relevant provisions shall be appropriately adjusted by the Board, whose determination shall be binding on all persons.

Exhibit A - 3

The Board may also adjust the number of Shares subject to outstanding Awards and the terms of outstanding Awards, to take into consideration material changes in accounting practices or principles, extraordinary dividends, consolidations or mergers (except those described in Section 6(e)), acquisitions or dispositions of securities or property, or any other event if it is determined by the Board that such adjustment is appropriate to avoid distortion in the operation of the Plan.  References in the Plan to Shares will be construed to include any units, any stock or any other securities resulting from an adjustment pursuant to this Section 4(d).

5.  Eligibility for Awards

Persons eligible to receive Awards under the Plan (“Eligible Persons”) shall be Non-Employee Directors.

6.  Terms and Conditions of Awards

(a)  Awards.  Each Award shall contain such terms and conditions as the Board shall deem appropriate.  No Awards of Restricted Shares shall be granted prior to the Effective Date.

(b)  Amounts; Vesting of Awards.  Subject to Section 9(b), on and after the Effective Date, each Non-Employee Director who is a director of the Company on the date of each annual meeting of Shareholders or meeting in lieu of the annual meeting of Shareholders (including any annual meeting or meeting in lieu of the annual meeting occurring on the Effective Date), shall automatically be granted 1,000 Restricted Shares on the date of each such annual meeting of Shareholders during the term of the Plan.  Such Awards shall immediately vest as to one-half of the Restricted Share grant and as to the remaining one-half of the Restricted Share grant on the earlier of (i) the first anniversary of such grant, or (ii) the date immediately preceding the next annual meeting of Shareholders (or meeting in lieu of the annual meeting of Shareholders), so that vesting for one hundred percent (100%) of the Restricted Share grant shall occur one year after the date of grant, provided that the participant is then and since the date of grant has continuously been a Non-Employee Director (subject to Section 7 hereof).  Subject to Section 9(b), if the Effective Date is a date other than the date of an annual meeting of Shareholders or meeting in lieu of the annual meeting of Shareholders, each Non-Employee Director who is a director of the Company on the Effective Date shall automatically be granted on the Effective Date a pro rata portion of the Restricted Shares Award (i.e., each Non-Employee Director will receive a grant of Restricted Shares equal to the product of (x) the number of full months remaining until the next annual meeting of Shareholders (or meeting in lieu of the annual meeting of Shareholders) divided by twelve and (y) 1,000).  One-half of such pro rata grant will vest immediately and the remaining one-half of such pro rata grant will vest on the earlier of (i) the first anniversary of the preceding annual meeting of Shareholders (or the preceding meeting in lieu of the annual meeting of Shareholders), or (ii) the date immediately preceding the next annual meeting of Shareholders (or the next meeting in lieu of the annual meeting of Shareholders); provided that the participant is then and since the date of such pro-rata grant has continuously been a Non-Employee Director (subject to Section 7 hereof).  In addition, subject to Section 9(b), a Non-Employee Director who is appointed to serve on the Board outside of the annual election cycle shall automatically be granted a pro rata portion of the Restricted Share Award (if the date of such appointment is on or after the Effective Date) on the date of such appointment to the Board (i.e., such Non-Employee Director will receive a grant of Restricted Shares equal to the product of (x) the number of full months, if any, remaining until the next annual meeting of Shareholders (or the next annual meeting in lieu of the annual meeting of Shareholders) divided by twelve and (y) 1,000).  One-half of such pro rata grant will vest immediately and the remaining one-half of such pro rata grant will vest on the earlier of (i) the first anniversary of the preceding annual meeting of Shareholders (or the preceding meeting in lieu of the annual meeting of Shareholders), or  (ii) the date immediately preceding the next annual meeting of Shareholders (or meeting in lieu of the annual meeting of Shareholders), provided that the participant is then and since the date of such pro-rata grant has continuously been a Non-Employee Director (subject to Section 7 hereof).

Exhibit A - 4

(c)  Rights as Shareholder.  A participant shall not have the rights of a Shareholder with regard to Awards under the Plan except as to Shares actually received by him or her under the Plan.

(d)  Nontransferability of Awards.  No unvested Restricted Shares may be transferred.  Vested Restricted Shares may be sold, assigned, pledged, hypothecated, encumbered, or transferred or disposed of in any other manner, in whole or in part, only in compliance with the terms, conditions and restrictions as set forth in the governing instruments of the Company, applicable federal and state securities laws or any other applicable laws or regulations and the terms and conditions hereof.

(e)  Mergers, etc.  To the extent permitted under the 1940 Act, the following provisions shall apply in the event of a Covered Transaction (as defined below).

(1)           Subject to subparagraph (2) below, all outstanding Awards to the extent not fully vested (including Awards subject to conditions not yet satisfied or determined) will be forfeited, as of the effective time of the Covered Transaction (as defined in subparagraph (3) herein), provided that the Board may in its sole discretion on or prior to the effective date of the Covered Transaction remove any conditions or restrictions on any Award; or

(2)           With respect to an outstanding Award held by a participant who, following the Covered Transaction, will be employed by or otherwise providing services to an entity which is a surviving or acquiring entity in the covered transaction or any affiliate of such an entity, the Board may at or prior to the effective time of the Covered Transaction, in its sole discretion and in lieu of the action described in subparagraph (1) above, arrange to have such surviving or acquiring entity or affiliate assume any Award held by such participant outstanding hereunder or grant a replacement Award which, in the judgment of the Board is substantially equivalent to any Award being replaced.

(3)           For purposes of this Section 6(e), a “Covered Transaction” is a (i) Share sale, consolidation, merger, or similar transaction or series of related transactions in which the Company is not the surviving corporation or which results in the acquisition of all or substantially all of the Company’s then outstanding Shares by a single person or entity or by a group of persons and/or entities acting in concert; (ii) a sale or transfer of all or substantially all the Company’s assets, or (iii) a dissolution or liquidation of the Company.  Where a Covered Transaction involves a tender offer that is reasonably expected to be followed by a merger described in clause (i) (as determined by the Board), the Covered Transaction shall be deemed to have occurred upon consummation of the tender offer.

Exhibit A - 5

(f)  Compliance with Law; Commission Approval.  At all times during such periods as the Company qualifies or intends to qualify as a “business development company,” no Award may be granted under the Plan if the grant or terms of such Award would cause the Company to violate any provision of the 1940 Act applicable to “business development companies,” and, if approved for grant, such an Award will be void and of no effect.  Subject to Section 9(b), the grants of Awards under the Plan will be automatic and will not be changed without shareholder approval.

7.  Termination of Continuous Service

Unless the Board expressly provides otherwise, immediately upon the cessation of the participant’s service as a Non-Employee Director (unless upon such termination or within 90 days thereafter the participant becomes an officer or employee of the Company or rejoins the Board as a Non-Employee Director) all Awards, to the extent not already vested, will be forfeited.  If a participant ceases providing services as a Non-Employee Director but within 90 days of such cessation becomes an officer or employee of the Company or rejoins the Board as a Non-Employee Director, such participant shall vest in any unvested Restricted Shares on the later of (i) the next annual shareholders meeting (in accordance with Section 6(b) hereof) or (ii) the date on which such participant becomes an officer or employee of th Company or rejoins the Board as a Non-Employee Director.

8.  Rights

Neither the adoption of the Plan nor the grant of Awards shall confer upon any participant any right to continue as a Non-Employee Director (or in any other capacity) of the Company, its parent, or any subsidiary or affect in any way the right of the Company, its parent, or a subsidiary to terminate the participant’s relationship at any time.  Except as specifically provided by the Board in any particular case, the loss of existing or potential profit in Awards granted under this Plan shall not constitute an element of damages in the event of termination of the relationship of a participant even if the termination is in violation of an obligation of the Company to the participant by contract or otherwise.

Exhibit A - 6

9.  Discontinuance, Cancellation, Amendment, and Termination; Board Review

(a)  The Board may at any time or times amend the Plan or any outstanding Award for any purpose which may at the time be permitted by law, and may at any time terminate the Plan as to any future grants of Awards; provided that, except as otherwise expressly provided in the Plan the Board may not, without the participant’s consent, alter the terms of an Award so as to affect adversely the participant’s rights under the Award, unless the Board expressly reserved the right to do so at the time of the Award.  Any amendments to the Plan shall be conditioned upon approval of Shareholders and the Commission only to the extent, if any, such approval is required by law (including the Code), as determined by the Board.

(b)  The Board shall review the Plan from time to time and at least annually, its reviews to include an assessment of the potential impact that Awards made or scheduled to be made under the Plan may have on the Company’s earnings and net-asset value per Share. The Board is authorized to take appropriate steps to ensure that the granting of Awards would not have an effect contrary to the interests of Shareholders, including the authority to limit or eliminate the automatic granting of additional Awards pursuant to Section 6(b). The Board shall maintain adequate records of any reviews conducted pursuant to this Section 9(b). For the avoidance of doubt, any action by the Board pursuant to this Section 9(b) that would affect an already outstanding Award shall, to that extent, be subject to the limitations of Section 9(a).

10.  Waiver of Jury Trial

By accepting an Award under the Plan, each participant waives any right to a trial by jury in any action, proceeding or counterclaim concerning any rights under the Plan and any Award, or under any amendment, waiver, consent, instrument, document or other agreement delivered or which in the future may be delivered in connection therewith, and agrees that any such action, proceedings or counterclaim shall be tried before a court and not before a jury.  By accepting an Award under the Plan, each participant certifies that no officer, representative, or attorney of the Company has represented, expressly or otherwise, that the Company would not, in the event of any action, proceeding or counterclaim, seek to enforce the foregoing waivers.

11.  Legal Conditions on Delivery of Shares

The Company will not be obligated to deliver any Shares pursuant to the Plan or to remove any restriction from Shares previously delivered under the Plan until: (i) the Company is satisfied that all legal matters in connection with the issuance and delivery of such Shares have been addressed and resolved; (ii) if the outstanding Shares are at the time of delivery listed on any stock exchange or national market system, the Shares to be delivered have been listed or authorized to be listed on such exchange or system upon official notice of issuance; and (iii) all conditions of the Award have been satisfied or waived.  If the sale of Shares has not been registered under the Securities Act of 1933, as amended (the “Securities Act”), the Company may require, as a condition to exercise of the Award, such representations or agreements as counsel for the Company may consider appropriate to avoid violation of the Securities Act.  The Company may require that certificates evidencing Shares issued under the Plan bear an appropriate legend reflecting any restriction on transfer applicable to such Shares, and the Company may hold the certificates pending lapse of the applicable restrictions.

Exhibit A - 7

KOHLBERG CAPITAL

EXHIBIT B

Resolution of the Board of Directors of Kohlberg Capital Corporation Authorizing the Filing of this Application

RESOLVED:  That the Authorized Officers be, and each of them acting singly hereby is, authorized and directed, by and on behalf of the Corporation, and in its name, to execute and cause to be filed with the SEC any applications for exemptive relief, including without limitation relief permitting the issuance of equity compensation to non-employee directors of the Corporation, and any amendments deemed necessary or appropriate thereto, and any related documents including but not limited to requests for no-action relief or interpretative positions under the Securities Act, the Exchange Act, the Investment Company Act of 1940 (the “1940 Act”) or any other applicable federal or state securities law, as such Authorized Officer, in his or her sole discretion, deems necessary or appropriate to effect such actions or pursue such activities or transactions of the Corporation as are duly authorized.

Resolution of the Board of Directors of Kohlberg Capital Corporation Approving the Amended and Restated Non-Employee Director Plan

RESOLVED: That the form, terms and provisions of, and the transactions contemplated by the Amended and Restated Non-Employee Director Plan (the “Amended and Restated Plan”) attached hereto as Exhibit B with such changes therein and modifications as requested by the Securities and Exchange Commission or approved by the officers of the Corporation, and all actions taken or caused to be taken, by any officer on behalf of the Corporation with respect to the Amended and Restated Plan, are hereby ratified, approved and confirmed in all respects; and the officers be, and each hereby is, authorized to take any and all actions deemed necessary to implement the Amended and Restated Plan.

Exhibit C - 1